TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA

NASD OTCBB Trading Symbol: TITAF

September 29, 2006 Titan Trading Analytics Inc. Supports Trading Through Carlin Financial in a Key Step Towards Program Launch.

Titan Trading Analytics Inc. (TSX VENTURE:  TTA) (OTCBB:  TITAF) (“Titan”) and its wholly owned subsidiary, Titan Trading USA, LLC are pleased to announce the completion of its software interface to Carlin Financial LLC’s trading platform. This allows Titan Trading Analytics to offer more trading solutions to a greater number of professional and institutional traders.

This latest interface to Carlin’s platform will allow the Titan Order Processing Software (TOPS) and Titan Order Execution Software (TOES) to be used by the numerous institutional and direct access trader clients that presently clear through Carlin. Carlin's Technology Department has been working in tandem with Titan's team of developers over the past three months. Titan Trading Analytics Chief Technology Officer Mike Gossland says "This is an extremely important achievement for us on a number of levels. The new link with Carlin expends our suite of current trading interfaces, among them ODL, Realtick and Redi-Plus and it clears the way for developing interfaces to MetaTrader and FIX. These are some of the most popular platforms in the industry, providing end-users with a broad spectrum of platforms when selecting their execution technology. Also, with this important interface completed we can finish other key components that are necessary for the roll-out of the server version and the entire suite of Titan Services."

Titan's Director of US Trading Operations, Philip Carrozza II, says "Carlin Financial is a full service broker/dealer that is also in the Direct Access Trading Space. They have hundreds of proprietary trades and dozens of small to medium-sized hedge funds using their Carlin Trader software. They have also been an important strategic partner to Titan’s US Trading Operations during the development of various applications.  With this piece of software completed we are prepared for future business opportunities via the Carlin Group.”

This release may contain forward looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

INDUSTRY: ITC - Industrial - Technology
SUBJECT: PER - PERSONNEL ANNOUNCEMENTS